SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 METROCALL, INC.
                              ----------------------
                                (Name of Issuer)

                                  COMMON STOCK
                        --------------------------------
                         (Title of Class of Securities)

                                    591647102
                            ----------------------
                                 (CUSIP Number)



                                Martin H. Neidell
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
       NEW YORK, NEW YORK 10038                         212-806-5836
       -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 JANUARY 3, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of _____ Pages

                                  SCHEDULE 13D

------------------------------                 --------------------------
CUSIP NO.   591647102                           Page   of   Pages
------------------------------                 --------------------------
------- ----------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Page America Group, Inc.

------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /  /
                                                                  (b) /X/
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                               /  /

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

------------------------------------------------------------------------------
     NUMBER OF         7      SOLE VOTING POWER
                              0
                    ----------------------------------------------------------
     SHARES            8      SHARED VOTING POWER
                              0
                    ----------------------------------------------------------
     BENEFICIALLY      9      SOLE DISPOSITIVE POWER
     OWNED BY                 0
                    ----------------------------------------------------------
     EACH             10      SHARED DISPOSITIVE POWER
     REPORTING                0
     PERSON WITH
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /  /

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0

------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO

------------------------------------------------------------------------------

          This Amendment No. 3 to Schedule 13D is being filed by Page America Group, Inc., a New York corporation ("Page America"), relating to the common stock of Metrocall, Inc. (the "Company"). Terms defined in the original Schedule 13D shall have the same meaning when used herein.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Effective January 3, 2000, Page America, pursuant to confirmation of its Prepackaged Liquidating Chapter 11 Plan, distributed all shares of Common Stock of the Company owned by it to its holders of 15% Subordinated Notes due 2003 and holders of Series One Preferred Stock. As the result, effective January 3, 2000 Page America ceased to be the beneficial owner of any securities of the Company.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            PAGE AMERICA GROUP, INC.


                            By: /s/ DAVID A. BARRY
                               ----------------------
                               David A. Barry
                               Chairman of the Board

Dated:  January 4, 2000